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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SINCLAIR BROADCAST GROUP, INC.
(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.
(Name of Filing Person (Offeror))

6% Convertible Subordinated Debentures due 2012 (Title of Class of Securities)	829226AV1 (CUSIP Number of Class of Securities)

David D. Smith
Chairman of the Board, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$59,250,000	$4,225

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $60.0 million in aggregate principal amount of outstanding 6% Convertible Subordinated Debentures due 2012 at the offer price of $987.50 per $1,000 principal amount.

**
$71.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13d-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO relates to the offer by Sinclair Television Group, Inc., a Maryland corporation ("Company"), to purchase for cash, on a pro rata basis, up to $60,000,000 in principal amount of the outstanding 6% Convertible Subordinated Debentures due 2012 (the "Securities"), at a price of $987.50 per $1,000 in principal amount, of the Company's parent, Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"). Tendering holders of Securities that are accepted for payment will also receive accrued and unpaid interest on the Securities from the last interest payment date to, but excluding, the Settlement Date, as defined in the Offer to Purchase, dated September 20, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"). The Company's offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the "Offer"). The Offer will expire at 12:00 midnight, New York City time, on Thursday, October 18, 2010, unless extended (such time and date, as it may be extended, the "Expiration Date"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated herein by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under the caption "Summary" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the issuer of the Securities is Sinclair Broadcast Group, Inc. The address of Sinclair's principal executive offices is 10706 Beaver Dam Road, Hunt Valley, MD 21030. Its telephone number is (410) 568-1500.

        (b)    Securities.    The subject class of securities consists of Sinclair's 6% Convertible Subordinated Debentures due 2012. As of September 17, 2010, approximately $128.0 million in aggregate principal amount of the Securities was outstanding. The information set forth under the caption "The Offer—Description of the Securities" in the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The Securities are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. Except for limited or sporadic quotations, there is no established trading market for the Securities. Sinclair's Class A common stock, into which the Securities are convertible, trades on the NASDAQ Global Select Market under the symbol "SBGI." The information set forth under the captions "Certain Significant Considerations—Market and Trading Information for the Securities" and "Certain Significant Considerations—Common Stock Market Price Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    The Company is the filing person. The business address of the Company is 10706 Beaver Dam Road, Hunt Valley, MD 21030, and its telephone number is (410) 568-1500. The Company is a wholly-owned subsidiary of Sinclair. The following tables list the names of all directors and executive officers of the Company and Sinclair. The mailing address of each director and executive officer is: c/o Sinclair Broadcast Group, Inc., 10706 Beaver Dam Road, Hunt Valley, MD 21030, and each such person's telephone number is (410) 568-1500.

THE COMPANY

Name	Position
Directors
David D. Smith	President and Chairman of the Board of Directors
Frederick G. Smith	Director
J. Duncan Smith	Director
Robert E. Smith	Director
Daniel C. Keith	Director
Martin R. Leader	Director
Lawrence E. McCanna	Director
Basil A. Thomas	Director
Executive Officers
David B. Amy	Secretary
Lucy A. Rutishauser	Treasurer
Steven M. Marks	Vice President / Chief Operating Officer
M. William Butler	Vice President / Programming and Promotion
Delbert R. Parks III	Vice President / Engineering and Operations
Robert F. Malandra	Vice President / Finance Television

SINCLAIR

Name	Position
Directors
David D. Smith	President, Chief Executive Officer and Chairman of the Board of Directors
Frederick G. Smith	Vice President and Director
J. Duncan Smith	Vice President, Secretary and Director
Robert E. Smith	Director
Daniel C. Keith	Director
Martin R. Leader	Director
Lawrence E. McCanna	Director
Basil A. Thomas	Director
Executive Officers
David B. Amy	Executive Vice President / Chief Financial Officer
Barry M. Faber	Executive Vice President / General Counsel
Lucy A. Rutishauser	Vice President / Corporate Finance / Treasurer
David R. Bochenek	Vice President / Chief Accounting Officer
Steven M. Marks	Vice President / Chief Operating Officer

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information set forth under the captions entitled "Summary," "The Offer" and "Certain U.S. Federal Income Tax Considerations" in the Offer to Purchase is incorporated herein by reference.

        All conditions to the Offer must be satisfied or waived on or before the Expiration Date; provided, however, that those conditions dependent upon the receipt of any governmental approvals necessary to consummate the Offer may not be waived by the Company and must be satisfied on or before the Expiration Date.

        (b)    Purchases.    The information set forth under the caption "Interests of Directors and Executive Officers" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)    Agreements Involving the Issuer's Securities.    The information set forth under the captions "The Offer—Description of the Securities" and "Interests of Directors and Executive Officers" and the documents referred to and information set forth under the caption "Incorporation of Certain Documents by Reference" in the Offer to Purchase are incorporated herein by reference.

        Sinclair is a party to the following agreements in connection with the Securities:

  •
  Subordinated Indenture, dated as of December 17, 1997, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee, as supplemented by the Ninth Supplemental Indenture, dated as of May 13, 2005, between Sinclair Broadcast Group, Inc. and the Trustee.

        Sinclair is a party to the following agreements in connection with the below listed series of securities:

  •
  3.0% Convertible Senior Notes: Senior Indenture, dated as of May 10, 2007, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and the Trustee;

  •
  4.875% Convertible Senior Notes: Indenture, dated as of May 20, 2003, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as Trustee;

  •
  8.0% Senior Subordinated Notes due 2012: Indenture, dated as of March 14, 2002, between Sinclair Television Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee, as supplemented; and

  •
  9.25% Senior Secured Second Lien Notes due 2017: Indenture, dated as of October 29, 2009, between Sinclair Television Group, Inc., the Guarantors identified on Annex A thereto and U.S. Bank National Association, as Trustee and Collateral Agent.

        A description of these series of securities is set forth under caption "Note 5. Notes Payable and Commercial Bank Financing" in Sinclair's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 5, 2010 (File No. 000-26076) (the "2009 10-K"), and is incorporated herein by reference.

        Sinclair is a party to the following equity compensation plan:

  •
  1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc., as amended by the First Amendment thereto. The 1996 Long-Term Incentive Plan and the First Amendment thereto are filed as Exhibits (d)(12) and (d)(13) to this Schedule TO, respectively, and are incorporated herein by reference. The form of restricted stock award agreement relating to this plan is filed as Exhibit (d)(14) to this Schedule TO and is incorporated herein by reference. Two stock appreciation rights agreements relating to the plan are filed as Exhibits (d)(15) and (d)(16) to this Schedule TO and are incorporated herein by reference. Rights of non-employee directors relating to stock grants under the plan are described in Exhibit (d)(17) filed with this Schedule TO and incorporated herein by reference.

        A description of this plan and these agreements relating to the plan is set forth under the caption "Note 2: Stock-Based Compensation Plans" in the 2009 10-K and is incorporated herein by reference.

        Certain directors and controlling stockholders are a party to the following stockholders' agreement:

  •
  On April 19, 2005, David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the "Smith brothers"), each a director and a controlling stockholder of Sinclair, entered into a stockholders' agreement (the "Stockholders' Agreement"), pursuant to which the Smith brothers have agreed to vote collectively all shares of their common stock of Sinclair to elect each other as directors of Sinclair through June 13, 2015. The Stockholders' Agreement will terminate on the earlier of (i) June 13, 2015 or (ii) the date on which no class or series of Sinclair's capital stock is nationally traded (as defined in the Stockholders' Agreement). The Stockholders' Agreement does not apply to any issue requiring stockholder approval other than the election of directors and it does not require the Smith brothers to act in concert when discharging their duties as directors.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)    Purposes.    The information set forth under the caption "The Offer—Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

        (b)    Use of Securities Acquired.    Any Securities accepted for purchase by the Company pursuant to the Offer will be retired and cancelled and will no longer be outstanding.

        (c)    Plans.    The information set forth under the caption "The Offer—Source of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth under the caption "The Offer—Source of Funds" in the Offer to Purchase is incorporated herein by reference. Assuming that we purchase $60.0million in aggregate principal amount of outstanding Securities pursuant to the Offer at the offer price of $987.50 per $1,000 in principal amount, we will require approximately $59.3 million to consummate the Offer, excluding accrued interest and other fees and expenses in connection with the Offer and the financing thereof.

        (b)    Conditions.    The information set forth under the caption "The Offer—Conditions of the Offer; Extension; Amendment; Termination" in the Offer to Purchase is incorporated herein by reference. We have no alternative financing arrangements or alternative financing plans.

        (d)    Borrowed Funds.    The information set forth under the caption "The Offer—Source of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)    Securities Ownership.    The information set forth under the caption "Interests of Directors and Executive Officers" in the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth under the caption "Interests of Directors and Executive Officers—Recent Transactions Involving the Securities" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)    Solicitations or Recommendations.    The information set forth under the captions "Summary" and "Dealer Manager, Depositary and Information Agent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)    Financial Information.    The information set forth in the 2009 10-K and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, and the financial information set forth under the captions "The Offer—Source of Funds," "Certain Significant Considerations—Market and Trading Information for the Securities" and "Ratio of Earnings to Fixed Charges of Sinclair" in the Offer to Purchase, are incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

        (c)    Summary Information.    The following summary financial information has been derived from and should be read in conjunction with Sinclair's consolidated financial statements for the year ended December 31, 2009, as filed with the 2009 10-K, and for the quarter ended June 30, 2010, as filed with Sinclair's Quarterly Report on Form 10-Q on August 4, 2010. The information set forth under the caption "Ratio of Earnings to Fixed Charges of Sinclair" and, with respect to our book value per share, under the caption "Certain Significant Considerations—Market and Trading Information for the Securities" in the Offer to Purchase is incorporated herein by reference.

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008
	(in thousands, except share data)
Statement of Operations Data:
Total revenues	$355,179	$313,010	$656,477	$754,474
Operating income (loss)	$102,918	$(80,883)	$(111,230)	$(288,459)
Income (loss) from continuing operations	$28,080	$(84,344)	$(137,948)	$(248,522)
Net income (loss)	$27,946	$(84,561)	$(138,029)	$(248,663)
Net loss attributable to the noncontrolling interests	$847	$1,689	$2,335	$2,133
Net income (loss) attributable to Sinclair Broadcast Group	$28,793	$(82,872)	$(135,694)	$(246,530)
Basic and Diluted Earnings (Loss) Per Common Share:
Earnings (loss) per share from continuing operations	$0.36	$(1.03)	$(1.70)	$(2.87)
Earnings (loss) per share	$0.36	$(1.03)	$(1.70)	$(2.87)
Balance Sheet Data:
Current assets	$228,359	$158,240	$225,798	$203,125
Non-current assets	$1,311,486	$1,447,901	$1,371,923	$1,613,282
Total assets	$1,539,845	$1,606,141	$1,597,721	$1,816,407
Current liabilities	$176,214	$500,361	$202,701	$248,335
Non-current liabilities	$1,533,999	$1,254,436	$1,597,242	$1,626,772
Total liabilities	$1,710,213	$1,754,797	$1,799,943	$1,875,107
Total Sinclair Broadcast Group's Shareholder's deficit	$(179,212)	$(158,688)	$(211,950)	$(75,002)
Noncontrolling interests	$8,844	$10,032	$9,728	$16,302
Total deficit	$(170,368)	$(148,656)	$(202,222)	$(58,700)

ITEM 11.    ADDITIONAL INFORMATION.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        (a)(1)  The documents referred to under the caption "Incorporation of Certain Documents by Reference" and the information set forth under the caption "Interest of Directors and Executive Officers" in the Offer to Purchase are incorporated herein by reference.

        (a)(2)  The information set forth under the caption "Certain Significant Considerations—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase are incorporated herein by reference.

        (a)(3)  Not applicable.

        (a)(4)  Not applicable.

        (a)(5)  Not applicable.

        (b)    Other Material Information.    Not applicable.

ITEM 12.    EXHIBITS.

        The Index to Exhibits appearing after the signature page is incorporated herein by reference.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.
By:	/s/ DAVID B. AMY
	Name:	David B. Amy
	Title:	Secretary

Date: September 20, 2010

 Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated September 20, 2010.
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(5)(i)	Press Release, dated September 20, 2010
(b)(1)	Form of Indenture related to the Senior Notes (as defined in the Offer to Purchase) of Sinclair Television Group, Inc.*
(b)(2)
The Bank Credit Agreement (as defined in the Offer to Purchase) of Sinclair Television Group, Inc. (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
(d)(1)
Form of Subordinated Indenture between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on December 16, 1997).
(d)(2)
Ninth Supplemental Indenture, dated as of May 13, 2005, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on June 21, 2005).
(d)(3)
Indenture, dated as of October 29, 2009, among Sinclair Television Group, Inc., the guarantors identified therein and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on October 29, 2009).
(d)(4)
Senior Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).
(d)(5)
First Supplemental Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).
(d)(6)
Indenture, dated as of May 20, 2003 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-4 No. 333-107522).
(d)(7)
Indenture, dated as of March 14, 2002, between Sinclair Television Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(8)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(9)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).

Exhibit Number	Description
(d)(10)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(11)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(12)	1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Annual Report on Form 10-K/A for the year ended December 31, 1996).
(d)(13)
First Amendment to 1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Proxy Statement on Schedule 14A for the year ended December 31, 1998).
(d)(14)	Form of Restricted Stock Award Agreement (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(15)
Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc. and David D. Smith dated April 2, 2007 (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(16)	Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc., and David D. Smith dated April 1, 2008 (incorporated by reference from Sinclair's Report on Form 10-Q filed on May 9, 2008).
(d)(17)	Director Compensation (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2005).
(d)(18)	Stockholders' Agreement, dated April 19, 2005, by and among the Smith brothers (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on April 26, 2005).

*
To be filed by amendment.

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
THE COMPANY
SINCLAIR
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
Index to Exhibits